March 10, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER EXPANDS SILVER-GOLD MINERALIZATION AT SAN IGNACIO
MINE PROPERTY, GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce that initial 2011 diamond drilling at the San Ignacio Mine property, Guanajuato has continued to intersect numerous zones of silver-gold mineralization including the Melladito and Nombre de Dios zones. Accordingly, the Company has awarded a contract for the Phase II drill program to BDW Drilling and has received environmental permits for additional drill sites. The Phase II drilling will consist of approximately 6,700 metres in 18 holes and will continue to test the strike and depth continuity of the mineralization. Applications are being made to permit a third phase of drilling to follow Phase II.

Following the success of the first four drill holes (see news releases dated October 28th, November 15th, and December 21st 2010), ESI11-005 was angled easterly from the first site to test the southerly strike extent of the mineralization beyond holes ESI10-001 and 002. Hole ESI11-005 intersected five silver-gold mineralized zones, including the Melladito and Nombre de Dios zones, a new Melladito hanging wall zone that assayed 1,404g/t silver and 5.04g/t gold over 0.90 metres and a zone between the two principal structures that returned 356g/t silver and 3.77g/t gold over 1.75 metres. A plan map showing the location of Great Panther Silver’s San Ignacio drill holes, and interpretative cross sections, are posted on the Company website at www.greatpanther.com.

Hole ESI11-006 was drilled from a station 150 metres west of the first drill station to test the Plateros vein (the vein that hosted the former San Ignacio Mine operation) near surface and the Melladito vein at depth. The most westerly vein intercept, which is not interpreted to be the Plateros vein, but possibly a new zone, returned 175g/t silver and 1.67g/t gold over 1.35 metres, while three deeper zones of silver-gold mineralization appear to correlate with the Melladito vein and the new high grade hanging wall zone intersected in ESI11-005.

The third section of drill-holes, including ESI11-007 and 008, was drilled easterly from a site approximately 50 metres north of the setup for ESI10-003 and 004. Hole ESI11-007 intersected ten mineralized zones including the Melladito zone that returned 421g/t silver and 3.08g/t gold over 3.80 metres, the Nombre de Dios zone that assayed 854g/t silver and 4.20g/t gold over 1.45 metres, and a footwall stockwork zone with 824g/t silver and 2.10g/t gold over 0.75 metres. Hole ESI11-008, drilled under ESI11-007, intersected three mineralized zones, including the Melladito and the Nombre de Dios zones and a Melladito hanging wall zone that returned 662g/t silver and 1.75g/t gold over 0.50 metres. All appear to demonstrate good vertical continuity as they have on the other drill sections. Overall, the mineralization has now been traced by drill core intercepts over a vertical depth of more than 300 metres and a strike length of more than 150 metres.

The Company has started the permit application process, including preparation of an Environmental Impact Assessment, in anticipation of a positive decision to establish a mine portal and drive a decline ramp from surface to access the veins for underground mining. During the course of development, any ore from the San Ignacio Mine property will be trucked to Great Panther Silver’s Guanajuato Plant for processing, where the capacity currently exists to double ore throughput.

The San Ignacio Mine property covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther Silver’s main Guanajuato mines (see map on website at http://www.greatpanther.com/i/pdf/GTO-SanIgnacio-LocationMap.pdf).

Highlights of Drill Holes ESI11-005 to 008:

Hole	From	To	Width	Au g/t	Ag g/t	Zone
ESI-10-005	92.10	93.00	0.90	5.04	1,404	HW
	119.50	123.00	3.50	2.18	85	Melladito
	198.90	200.65	1.75	3.77	356
	243.85	245.55	1.70	2.49	124	N de Dios
	247.80	248.55	0.75	6.30	126
ESI-11-006	71.80	73.15	1.35	1.67	175
	433.85	436.10	2.25	0.39	125	HW?
	469.75	470.35	0.60	4.64	286	HW?
	505.80	506.95	1.15	2.43	168	Melladito?
ESI-11-007	167.80	171.60	3.80	3.08	421	Melladito
	212.70	213.30	0.60	2.86	688
	230.95	233.35	2.40	1.69	655
	258.00	259.30	1.30	1.03	251
	262.65	264.10	1.45	4.20	854	N de Dios
	296.50	298.40	1.90	2.34	198
	317.20	318.10	0.90	1.10	364
	346.70	347.20	0.50	1.60	805
	385.15	385.90	0.75	2.10	824	FW
	405.60	406.80	1.20	1.63	513
ESI-11-008	205.15	205.65	0.50	1.75	662	HW?
	249.80	250.40	0.60	0.73	60	Melladito
	414.60	417.25	2.65	0.83	147	N de Dios

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples is being conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.